# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Prospect Enhanced Yield Fund, CIK 0002027076
CUSIP: 74350T305
Title of class of securities: Shares of Beneficial Interest, par value $ 0.001 per share
Address of issuer's principal executive offices: 10 EAST 40TH STREET, 42ND FLOOR, NEW YORK, New York (NY), 10016
Date of event which requires filing of this statement: 08/07/2025
Filed by CIK 0001294357
Persons authorized to receive notices and communications: John F. Barry III, 700 S. Rosemary Avenue, Suite 204, West Palm Beach, Florida (FL), 33401, 2124481858

## Reporting persons
- Barry John F (CIK 0001294357): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO), working capital (WC); sole voting power 1,004,000; shared voting power 0; sole dispositive power 1,004,000; shared dispositive power 0; aggregate amount beneficially owned 1,004,000 (100% of the class)
- John & Daria Barry Foundation (CIK 0002009659): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 1,004,000; shared voting power 0; sole dispositive power 1,004,000; shared dispositive power 0; aggregate amount beneficially owned 1,004,000 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: Shares of Beneficial Interest, par value $ 0.001 per share
Name of issuer: Prospect Enhanced Yield Fund
Address of issuer's principal executive offices: 10 EAST 40TH STREET, 42ND FLOOR, NEW YORK, New York (NY), 10016
Comment: This statement relates to the shares of beneficial interest, par value $0.001 per share of Prospect Enhanced Yield Fund, or PENF. PENF's executive offices are located at 10 East 40th Street, 42nd Floor, New York, New York 10016.

## Item 2. Identity and Background
Name of person filing: John F. Barry III
Residence or business address:
700 S. Rosemary Avenue, Suite 204
West Palm Beach, FL 33401
Present principal occupation or employment: This statement is filed by John F. Barry III, a United States citizen, and the John and Daria Barry Foundation, a charitable trust organized under the laws of Florida, or the Foundation, and together, with John F. Barry IIII, the Reporting Persons. Prospect Capital Management, L.P., or PCM, a Delaware Limited Partnership, an investment adviser controlled by Mr. Barry, is the parent company of Prospect Enhanced Yield Management, LLC, or PENFM, investment adviser to PENF. The Foundation is a 501(c)(3) charitable foundation. Mr. Barry has sole voting and dispositive power over shares held through the Foundation. The principal business address of each of the Reporting Persons is 700 S. Rosemary Avenue, Suite 204, West Palm Beach, Florida 33401.
Criminal convictions in the last five years: Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PCM initially purchased the Shares reported herein as beneficially owned for $25,100,000. The source of the funds was PCM's working capital. PCM donated these shares to the Foundation on August 7, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Shares reported in this Statement for investment purposes, subject to the following. The Reporting Persons intend to review the investment in the Shares on an ongoing basis and may in the future acquire additional Shares or dispose of some or all of the Shares, on such terms and at such times as the Reporting Persons may deem advisable, including through additional purchases directly from the Issuer, dividend reinvestments, sales through Issuer tender offers or otherwise.

The Reporting Persons, including through PCM, may take other actions, including communicating with the board of trustees of PENF, members of management or other security-holders of PENF, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction involving PENF, business combinations involving PENF, a sale or transfer of a material amount of assets of PENF, material asset purchases, the formation of joint ventures with PENF or the entry into other material projects, changes in the present business, operations, strategy, future plans or prospects of PENF, financial or governance matters, changes to the Board (including board composition) or management of PENF, acting as a participant in debt financings of PENF, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of PENF, or any action similar to those enumerated above. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal.

The Reporting Persons have no present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in PENF, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated herein by reference. The percentage set forth in row 13 is based on 1,004,000 Shares outstanding as of August 7, 2025, as reported by the Issuer. As of the date hereof, the Foundation directly holds 1,004,000 Shares. Mr. Barry has sole voting and dispositive power over the shares held by the Foundation.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated herein by reference. The percentage set forth in row 13 is based on 1,004,000 Shares outstanding as of August 7, 2025, as reported by the Issuer. As of the date hereof, the Foundation directly holds 1,004,000 Shares. Mr. Barry has sole voting and dispositive power over the shares held by the Foundation.
Transactions in the class effected during the past sixty days:
The following table sets forth all transactions with respect to the Shares effected by the Reporting Persons, including through PCM, during the past sixty days.

Date of Transaction Account Amount of Securities Weighted Average Price per Share Type
08/06/2025* PCM 1,000,000 $25.00 Purchase
08/07/2025 Foundation 1,000,000 $0.00 Gift

* PCM previously purchased 4,000 Shares in a private offering as initial seed capital for PENF.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: PENFM, of which PCM is the parent company, and the Issuer have entered into the Investment Advisory Agreement, dated as of July 31, 2025. Pursuant to the terms of the Investment Advisory Agreement, the PENFM serves as the Issuer's investment adviser. Under the terms of the Investment Advisory Agreement, the Issuer pays the PENFM investment advisory fees, which consist of an annual base management fee based on Issuer gross assets as well as a two-part incentive fee based on Issuer performance. The description of the Investment Advisory Agreement is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement

Exhibit 2 Form of Advisory Agreement (filed as Exhibit (g) to the Registration Statement on Form N-2 filed by the Issuer on June 26, 2025 and incorporated herein by reference)(https://www.sec.gov/Archives/edgar/data/2027076/000202707625000006/penf-investmentadvisoryagr.htm)

## Signatures
- Barry John F: John F. Barry III, John F. Barry III (08/07/2025)
- John & Daria Barry Foundation: John F. Barry III, John F. Barry III, Trustee (08/07/2025)